UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Investcorp India Acquisition Corp
(Name of Issuer)

Class A ordinary share, par value $0.0001 per share
(Title of Class of Securities)

G49219119**
(CINS Number)

May 12, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CINS number for the Issuer’s Units, each consisting of one share of Class A ordinary share and one-half of one redeemable warrant (the “Units”).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS No. G49219119

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Fund I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
1,500,000 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
1,500,000 shares
9		aggregate amount beneficially owned by each reporting person
1,500,000 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.8%
12		type of reporting person (See Instructions)
PN

CINS No. G49219119

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Management I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
1,500,000 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
1,500,000 shares
9		aggregate amount beneficially owned by each reporting person
1,500,000 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.8%
12		type of reporting person (See Instructions)
PN

CINS No. G49219119

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Management I GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
1,500,000 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
1,500,000 shares
9		aggregate amount beneficially owned by each reporting person
1,500,000 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.8%
12		type of reporting person (See Instructions)
OO

CINS No. G49219119

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Capital Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
1,500,000 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
1,500,000 shares
9		aggregate amount beneficially owned by each reporting person
1,500,000 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.8%
12		type of reporting person (See Instructions)
PN

CINS No. G49219119

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Capital Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
1,500,000 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
1,500,000 shares
9		aggregate amount beneficially owned by each reporting person
1,500,000 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.8%
12		type of reporting person (See Instructions)
OO

CINS No. G49219119

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Management Holdings, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
1,500,000 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
1,500,000 shares
9		aggregate amount beneficially owned by each reporting person
1,500,000 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.8%
12		type of reporting person (See Instructions)
PN

CINS No. G49219119

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Management Holdings GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
1,500,000 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
1,500,000 shares
9		aggregate amount beneficially owned by each reporting person
1,500,000 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
5.8%
12		type of reporting person (See Instructions)
OO

Item 1.	(a)	Name of Issuer

Investcorp India Acquisition Corp

(b)	Address of Issuer’s Principal Executive Offices

Century Yard, Cricket Square

Elgin Avenue, PO Box 1111

George Town, Grand Cayman, Cayman Islands KY1-1102

Item 2.	(a)	Name of Person Filing

This statement is filed by (i) Apollo SPAC Fund I, L.P. (“SPAC Fund I”); (ii) Apollo SPAC Management I, L.P. (“SPAC Management I”); (iii) Apollo SPAC Management I GP, LLC (“SPAC Management I GP”); (iv) Apollo Capital Management, L.P. (“Capital Management”); (v) Apollo Capital Management GP, LLC (“Capital Management GP”); (vi) Apollo Management Holdings, L.P. (“Management Holdings”); and (vii) Apollo Management Holdings GP, LLC (“Management Holdings GP”). The foregoing are collectively referred to herein as the “Reporting Persons.”

SPAC Fund I holds securities of the Issuer.

SPAC Management I serves as the investment manager for SPAC Fund I. The general partner of SPAC Management I is SPAC Management I GP.

Capital Management serves as the sole member of SPAC Management I GP. Capital Management GP serves as the general partner of Capital Management. Management Holdings serves as the sole member and manager of Capital Management GP, and Management Holdings GP serves as the general partner of Management Holdings.

(b)	Address of Principal Business Office or, if none, Residence

The principal office of SPAC Fund I is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal office of each of SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

(c)	Citizenship

SPAC Fund I is a Cayman Islands exempted limited partnership. SPAC Management I GP, Capital Management GP, and Management Holdings GP are each a Delaware limited liability company. SPAC Management I, Capital Management, and Management Holdings are each a Delaware limited partnership.

(d)	Title of Class of Securities

Class A ordinary share, par value $0.0001 per share (the “Ordinary Shares”).

(e)	CINS Number

G49219119 (Reflects the CINS number for the Issuer’s Units, each consisting of one share of Class A ordinary share and one-half of one redeemable warrant.)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Beneficial ownership information is reported as of the date of filing of this Schedule 13G. The Ordinary Shares reported herein are held in the form of units (the “Units”). Each Unit consists of one Ordinary Share and one-half of one redeemable warrant. Each whole redeemable warrant entitles the holder thereof to purchase one Ordinary Share upon the consummation of the Issuer’s initial business combination (“Initial Business Combination”), as described in more detail in the Issuer’s Prospectus filed with the SEC on May 10, 2022 (the “Prospectus”). Each warrant will become exercisable commencing on the date that is 30 days after the completion of the Issuer’s Initial Business Combination and will expire five years after the completion of the Issuer’s Initial Business Combination or earlier upon redemption or liquidation. In accordance with Rule 13d-3(d)(1) regarding securities which represent a right to acquire an underlying security, each Unit has been reported herein as representing the beneficial ownership of one Ordinary Share.

(a)       Amount beneficially owned:

SPAC Fund I	1,500,000
SPAC Management I	1,500,000
SPAC Management I GP	1,500,000
Capital Management	1,500,000
Capital Management GP	1,500,000
Management Holdings	1,500,000
Management Holdings GP	1,500,000

SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP, and Messrs. Scott Kleinman, James Zelter, and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, each disclaims beneficial ownership of all Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)        Percent of class:

SPAC Fund I	5.8%
SPAC Management I	5.8%
SPAC Management I GP	5.8%
Capital Management	5.8%
Capital Management GP	5.8%
Management Holdings	5.8%
Management Holdings GP	5.8%

The percentages are based on 25,875,000 Ordinary Shares outstanding as of May 12, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 12, 2022.

(c)       Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
0 for all Reporting Persons

(ii)	Shared power to vote or to direct the vote:

SPAC Fund I	1,500,000
SPAC Management I	1,500,000
SPAC Management I GP	1,500,000
Capital Management	1,500,000
Capital Management GP	1,500,000
Management Holdings	1,500,000
Management Holdings GP	1,500,000

(iii)	Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons

(iv)	Shared power to dispose or to direct the disposition of:

SPAC Fund I	1,500,000
SPAC Management I	1,500,000
SPAC Management I GP	1,500,000
Capital Management	1,500,000
Capital Management GP	1,500,000
Management Holdings	1,500,000
Management Holdings GP	1,500,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2022

APOLLO SPAC FUND I, L.P.

By:	Apollo SPAC Management I, L.P.,
its investment manager

	By:	Apollo SPAC Management I GP, LLC,
its general partner

		By:	/s/ Joseph D. Glatt
		Name:	Joseph D. Glatt
		Title:	Vice President

APOLLO SPAC MANAGEMENT I, L.P.

By:	Apollo SPAC Management I GP, LLC,
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO SPAC MANAGEMENT I GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC,
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President